SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(AMENDMENT NO. __)
RISKMETRICS GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
767735103
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 29, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
(Continued on following pages)

1	NAME OF REPORTING PERSON TCV V, L.P. See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,305,370 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,305,370 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,305,370 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

14	TYPE OF REPORTING PERSON

PN
(A) Please see Item 5.

1	NAME OF REPORTING PERSON TCV Member Fund, L.P. See item 2 for identification of a General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		119,432 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		119,432 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,432 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

PN
(A) Please see Item 5.

1	NAME OF REPORTING PERSON Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,424,802 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,424,802 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,424,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON

OO
(A) Please see Item 5.

1	NAME OF REPORTING PERSON JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,424,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,424,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,424,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

1	NAME OF REPORTING PERSON RICHARD H. KIMBALL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,424,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,424,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,424,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

1	NAME OF REPORTING PERSON JOHN L. DREW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,424,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,424,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,424,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

1	NAME OF REPORTING PERSON JON Q. REYNOLDS JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,424,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,424,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,424,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

1	NAME OF REPORTING PERSON WILLIAM J. G. GRIFFITH IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,424,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,424,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,424,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

1	NAME OF REPORTING PERSON HENRY J. FEINBERG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,424,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,424,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,424,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of RiskMetrics Group, Inc., a Delaware corporation (“RiskMetrics” or the “Company”). The Company’s principal executive offices are located at One Chase Manhattan Plaza, 44th Floor, New York, NY 10005.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) Jay C. Hoag (“Mr. Hoag”), (5) Richard H. Kimball (“Mr. Kimball”), (6) John L. Drew (“Mr. Drew”), (7) Jon Q. Reynolds Jr. (“Mr. Reynolds”), (8) William J. G. Griffith IV (“Mr. Griffith”), and (9) Henry J. Feinberg (“Mr. Feinberg”) (Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Feinberg are collectively referred to as the “Members”). TCV V, Member Fund, Management V and the Members are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV V, Member Fund and Management V are each principally engaged in the business of investing in securities of privately and publicly held companies. Management V is the sole general partner of TCV V and a general partner of the Member Fund. The address of the principal business and office of each of TCV V, Member Fund and Management V is 528 Ramona Street, Palo Alto, California 94301.
Each of the Members is (i) a Class A Member of Management V and (ii) a limited partner of Member Fund. The Members are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each Member is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV V, Member Fund, Management V or the Members has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Common Stock Purchase Agreement dated June 14, 2004, (the “Purchase Agreement”) by and between the Company on the one hand, and TCV V and Member Fund (“TCV Funds”), on the other hand, the Company agreed to sell and TCV V and Member Fund agreed to purchase 2,302,431 and 43,490 shares (“Shares”) of Common Stock, respectively, at a purchase price of $9.375 per share. In consideration for the Common Shares, the TCV Funds paid the Company an aggregate of $21,993,009.38. On May 1, 2007 the Company effected a 2.5 for 1 stock split, such that the TCV V and Member Fund received 5,756,077 and 108,725 shares of Common Stock, respectively, as a result of such stock split.
The source of the funds for the acquisition of the Shares by the TCV Funds was capital contributions from their respective partners.
On January 24, 2008, TCV V and Member Fund purchased 549,293 and 10,707 shares of Common Stock, respectively, from the underwriters in the Company’s IPO at $17.50 per share, which was the initial price to the public (the “IPO Shares”).
The source of funds for the acquisition of the IPO Shares by the TCV Funds was capital contributions from their respective partners.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on January 29, 2008, TCV V, Member Fund, Management V and the Members owned, directly and indirectly, an aggregate of 6,424,802 shares as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares (*)
TCV V	6,305,370	10.5 (**)

Member Fund	119,432	Less than 1% (**)

Management V	6,424,802	10.7% (**)

Mr. Drew	6,424,802	10.7% (**)

Mr. Kimball	6,424,802	10.7% (**)

Mr. Hoag	6,424,802	10.7% (**)

Mr. Reynolds	6,424,802	10.7% (**)

Mr. Griffith	6,424,802	10.7% (**)

Mr. Feinberg	6,424,802	10.7% (**)

(*) all percentages in this table are based on the 57,801,305 shares of Common Stock of the Company outstanding on January 24, 2008 and as reported on the Company’s Form S-1/A filed with the Securities and Exchange Commission on January 25 2008 plus (ii) 2,100,000 shares purchased by the underwriters on January 24, 2008.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares by the TCV Funds and has the sole power to direct the voting of its respective shares held by the TCV Funds. Management V, as the general partner of TCV V, L.P. and a general partner of Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares and held by the TCV Funds and have the sole power to direct the vote of the shares held by the TCV Funds. Management V disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Each of the Members is (i) a Class A member of Management V and (ii) a limited partner of Member Fund. Under the operating agreement of Management V, the Members have the shared power to dispose or direct the disposition of the shares held by TCV Funds and the shared power to direct the vote of the shares held by the TCV Funds. Each of the Members disclaims beneficial ownership of the securities owned by TCV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
(c) Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
REGISTRATION RIGHTS AGREEMENT
Pursuant to the Second Amended and Restated Investor Rights Agreement dated January 11, 2007 (the “Rights Agreement”) by and between the Company on the one hand, and TCV Funds and certain other parties on the other hand, the Company agreed to register, to the extent requested by the TCV Funds, shares of capital stock of the Company held by TCV Funds. Such registration rights include rights to request inclusion of the shares held by the TCV Funds in subsequent offerings initiated by the Company as well as to request of registration of their shares on Forms S-1 and S-2, in all cases subject to certain limitations as set forth in the Rights Agreement. The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations. The Company has agreed to indemnify the TCV Funds and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.
A copy of the Rights Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement
Exhibit 2 Second Amended and Restated Investor Rights Agreement dated January 11, 2007 (incorporated by reference from Exhibit 10.12 to the RiskMetrics Group, Inc.’s Registration Statement on Form S-1 filed on September 19, 2007)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Penson Worldwide Inc.’s form 13D filed on May 24, 2006)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 5, 2008

TCV V, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

HENRY J. FEINBERG

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement
Exhibit 2 Second Amended and Restated Investor Rights Agreement dated January 11, 2007 (incorporated by reference from Exhibit 10.12 to the RiskMetrics Group, Inc.’s Registration Statement on Form S-1 filed on September 19, 2007)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006 (incorporated by reference from Exhibit 3 to the Penson Worldwide Inc.’s form 13D filed on May 24, 2006)

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of RiskMetrics Group, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 5th day of February, 2008.

TCV V, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory

HENRY J. FEINBERG

By: /s/ Carla S. Newell Name: Carla S. Newell
Its: Authorized Signatory